08002622

Morgan Crucible

13th May 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SEC Mail
Mail Processing
Section
MAY 15 2008
Washington, DC
106

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
MAY 21 2008
THOMSON REUTERS

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Regulatory Announcement

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Free annual report

Company	MORGAN CRUCIBLE CO PLC ORD 25P
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	11:06 12-May-08
Number	1748U11

RNS Number : 1748U
Morgan Crucible Co PLC
12 May 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i transaction notified in accordance with D 3.1.2 R, (ii) a disclosure made in accordance LR 9 (1) or (iii) a disclosure made in accordance witl section 793 of the Companies Act (2006) (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR ANDREW RILEY	4.	State whether notification relates to a per connected with a person discharging managerial responsibilities/director name and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p

	A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE		
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR ANDREW RILEY	8.	State the nature of the transaction SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treas shares of that class should not be taken ir account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 10,000	12.	Percentage of issued class disposed (treas shares of that class should not be taken ir account when calculating percentage) 0.0037%
13.	Price per share or value of transaction 238.75p	14.	Date and place of transaction 9TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 31,320 SHARES 0.01159%	16.	Date issuer informed of transaction 9TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures in' (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures c which options held following notificat N/A

23.	Any additional information N/A	24.	Name of contact and telephone numbe queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE

Date of notification 12TH MAY 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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